(d)(5)(i)

Appendix A

Fee Schedule

For the services provided by J.P. Morgan Investment Management Inc. (“Subadviser”) to the following series of ING Partners, Inc., pursuant to the attached Investment Sub-Advisory Agreement, the Adviser will pay the Subadviser a fee, computed daily and payable monthly, based on the average daily net assets of the series at the following annual rates of the average daily net assets of the series:

SERIES	RATE

ING JP Morgan Mid Cap Value Portfolio	.55% on the first $50 million in assets
.50% on the next $50 million in assets
.45% on all assets over $100 million

If the Adviser or any of its affiliates appoints the Subadviser or any of its affiliates to manage another portfolio(s) following the Subadviser’s “Mid Cap Value” investment strategy (“New Portfolio”), the assets of the New Portfolio will be aggregated with the assets of the Portfolio in calculating the Subadviser’s fee at the above stated rate.